UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WINNEBAGO INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Minnesota	001-06403	42-0802678
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13200 Pioneer Trail, Eden Prairie, Minnesota		55347
(Address of principal executive offices)		(Zip Code)

Stacy L. Bogart
(952) 829-8600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Winnebago Industries, Inc. (“Winnebago’s”) Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 is provided as Exhibit 1.01 hereto and is publicly available at www.winnebagoind.com under Investors and Financial/SEC Information. Winnebago’s determination and related due diligence efforts are included in Winnebago's Conflict Minerals Report and incorporated by reference herein.

Item 1.02 Exhibit

A copy of Winnebago's Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

The following Exhibit 1.01 is filed as part of this Specialized Disclosure Report on Form SD.

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date:	May 25, 2022	By:	/s/ Stacy L. Bogart
		Name:	Stacy L. Bogart
		Title:	Senior Vice President, General Counsel, Secretary and Corporate Responsibility
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